EXHIBIT 12
RF Micro Devices, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In thousands, except percentages)
(Unaudited)

	Fiscal Year Ended
	2009(1)	2008(1)	2007	2006	2005

Interest expense	$7,907	$7,664	$3,780	$3,451	$4,870
Interest capitalized	100	737	1,071	—	—
Amortization of discount	17,864	16,738	773	707	1,542
Amortization of issuance costs	121	131	30	30	94
Portion of rent expense representing interest	3,979	3,823	3,651	3,881	4,713

Total fixed charges	$29,971	$29,093	$9,305	$8,069	$11,219

Earnings:
(Loss) income before taxes	$(880,008)	$(42,482)	$86,399	$20,211	$(65,464)
Fixed charges (per above)	29,971	29,093	9,305	8,069	11,219
Amortization of capitalized interest	247	172	68	—	—
Loss of equity investee	—	—	—	—	1,761
Less capitalized interest	(100)	(737)	(1,071)	—	—

Earnings	$(849,890)	$(13,954)	$94,701	$28,280	$(52,484)

Ratio of earnings to fixed charges	N/M	N/M	10.2	3.5	N/M

Earnings insufficient to cover fixed charges	$(880,008)	$(42,482)	$—	$—	$(65,464)

Operating lease expense	12,059	11,586	11,063	11,761	14,282
Assumed interest component	33%	33%	33%	33%	33%
N/M — not meaningful

(1)	Adjusted as a result of the retrospective adoption of FSP APB 14-1.